Mail Stop 4561

April 3, 2009

Mr. James J. Kavanaugh
Senior Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

      Re: **International Business Machines Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 24, 2009
               File No. 001-02360

Dear Mr. Kavanaugh:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note the reference on page 23 to increasing your focus on opportunities in countries in the Middle East and Latin America. We also note, from the information you provide regarding geographic revenue on pages 30 and 42 of Exhibit 13 to the Form 10-K, that revenue has increased in the Americas and in the region including the Middle East and Africa. Finally, we are aware of news articles from November and December of 2008 stating that companies with whom you have partnered or who distribute your products have offices in Iran, Sudan and Syria, and a November 2007 article stating that one such company would use

IBM infrastructure, hardware servers and storage to run a business management system for an entity that is agent for a large Iranian company.

Iran and Syria, located in the Middle East, Sudan located in Africa, and Cuba, alternatively viewed as included in references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan or Syria. Please provide us with information regarding the nature and extent of your past, current, and anticipated contacts with the referenced countries, updated since your letters to us of July 17, September 13 and October 10 of 2006. Include information regarding contacts through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Risk Factors, page 10

Competitive Conditions, page 12

2.   We note that you have referred to your competition discussion in the business section beginning on page 6 in place of providing a separate risk factor. It is unclear how this reference complies with the requirements of Item 503(c) of Regulation S-K. Your risk factors should provide readers with a succinct discussion of each identified risk. The subheading should concisely characterize the risks that result from the facts or uncertainties identified and the text that follows should briefly and succinctly describe those facts or uncertainties that give rise to the material risks. Information provided in the risk factors should not be a mere repetition of information already provided elsewhere in the report.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Incorporated by reference from the 2008 Annual Report to Stockholders)</u>

<u>Year in Review</u>

<u>Financial Position</u>

<u>Debt, page 35</u>

3.   Please tell us how you calculated the debt-to-capital ratio for the periods presented. It appears that your calculation is based on total debt less debt attributed to your Global Financing segment and total equity less estimated equity attributed to the Global Financing segment. If this is the case, please tell us how you considered the requirements of Item 10(e) of Regulation S-K.

<u>Other Information</u>

<u>Looking Forward, page 44</u>

4.   We note your references in Management's Discussion and Analysis to the difficult economic environment experienced in 2008, though you experienced "solid financial results" in the fourth quarter, and to the fact that "the current economic crisis increases the pressure on both businesses and governments around the world to adapt." It does not appear, however, that you have identified in the forward-looking discussion any reasonably expected material impact on net sales or revenues or income from continuing operations with respect to these known trends or uncertainties. Please tell us what consideration you gave to Item 303(a)(3) of Regulation S-K with regard to describing any potential effects of the global economic downturn on your business, to the extent known.

<u>Liquidity and Capital Resources, page 45</u>

5.   You state on page 46 that over the past five years the company generated over $55 billion in free cash flow available for investment and distribution to shareholders and that during that period, the company invested $14.3 billion in strategic acquisitions and returned over $61 billion to shareholders through dividends and share repurchases. Please tell us how you considered Question 13 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* with respect to your discussion of free cash flow. In addition, please describe for us how you considered disclosing your policies regarding acquisitions, dividends, and share repurchases in excess of free cash flows, including consideration of increasing financial leverage. Address the potential risks and how management weighs those risks with the perceived benefits and

opportunities associated with strategic investments and returning value to
shareholders in the form of dividends and share repurchases.

Item 8. Consolidated Financial Statements (Incorporated by reference from the 2008
Annual Report to Stockholders)

Notes to Consolidated Financial Statements

Note A. Significant Accounting Policies

Revenue

Services, page 67

6.   We note you recognize revenue from certain service contracts under the
        percentage of completion method of SOP 81-1. Please explain to us how you
        have considered footnote 1 of SOP 81-1 with respect to these contracts and tell us
        how you distinguish between POC and non-POC contracts. As part of your
        response, clarify whether the service arrangements you account for pursuant to
        81-1 include ongoing services after the design and build portion of the contract is
        complete and whether such ongoing services impact your revenue recognition.

Note O. Contingencies and Commitments, page 97

7.   We note your disclosure on page 99 that any recorded liabilities including any
        changes in liability related to pending legal matters for the year ended December
        31, 2008 were not material to the consolidated financial statements. If no accrual
        is made for a particular loss contingency or if your exposure to loss exists in
        excess of the amount accrued pursuant to SFAS 5, please tell us how you
        considered the disclosure requirements of paragraph 10 of SFAS 5, SOP 96-1 and
        Question 2 of SAB Topic 5Y.

8.   We note your disclosure on page 99 that it is not possible to predict the maximum
        potential amount of future payments under the various indemnification
        agreements due to the conditional nature of the company's obligations and the
        unique facts and circumstances involved in each particular agreement. Please tell
        us how you considered disclosing the following pursuant to FIN 45 and FSP FIN
        45-1, as applicable:

        •   Describe the conditional nature of the obligation that prevents the company
            from estimating the maximum potential amount of future payments. We note
            you disclose that some of the agreements contain provisions that limit the
            amounts subject to the indemnification agreement; therefore, it appears that

you would know the maximum potential amount at least related to those types of agreements.

- If the terms of some of the agreements provide for no limitation to the maximum potential future payments under the agreement, that fact should be disclosed.

- Describe the nature of and extent to which amounts are recoverable by the company pursuant to third party recourse agreements.

- Quantify the period-end carrying amount of the liability, if any, for the company's obligations under the agreements.

Note U. Retirement-Related Benefits, page 106

9.   We note that you have used an expected long-term return on plan assets assumption of 8% for your U.S. defined benefit pension plans since 2003. Please tell us how you considered disclosing the impact of current market conditions on your determination of the expected return as of December 31, 2008. In addition, please clarify why the expected return for your non-U.S. defined benefit pension plans has changed during each period presented while the expected return for your U.S. plans has remained unchanged.

Note W. Subsequent Events, page 119

10.   We note numerous press reports regarding employee layoffs and job cuts in January 2009. Please tell us how you considered the requirements of AU Section 560 with respect to these actions.

Part III (Incorporated by reference from the Definitive Proxy Statement filed March 9, 2009)

11.   You state with respect to the benchmarking surveys that your philosophy is to generally target the median of the market for cash and total compensation for IBM job roles compared to jobs of similar size and complexity at companies within your benchmarking group. However, you do not discuss how actual compensation compares with the benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please tell us what consideration you gave to providing this disclosure and confirm that you will provide disclosure to this effect in your future filings as appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant